SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of November, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                 Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: November 2, 2005	By:	/s/ Allan G. Bulckaert
	Name: Title:	Allan G. Bulckaert President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated November 2, 2005

Exhibit 99.1

For Immediate Release

Bennett Announces Third Quarter Results

•	Revenue up – first profitable quarter since December 2003

•	Positive earnings for the first time since Q4 2003

•	15,500 tonnes processed at a lower cost of production

•	12,000 tonnes in new orders received

Oakville ON, November 2, 2005 – Bennett Environmental Inc. today announced financial and operating results for the three and nine months ended September 30, 2005.

The following table summarizes financial data for the seven most recently completed quarters, expressed in Canadian dollars (millions), except per share data:

	2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Sales	10.4	6.2	3.9	4.5	8.0	3.9	8.9
EBITDA*	1.1	(0.7)	(4.7)	(8.9)	(7.2)	(2.4)	0.2
Net Income/(Loss)	0.2	(1.4)	(3.6)	(8.3)	(7.8)	(2.2)	(0.3)
Earnings Per Share—Basic	0.01	(0.07)	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)
Earnings Per Share—Diluted	0.01	(0.07)	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)

*Earnings before interest, taxes and amortization (“EBITDA”) is not a term defined by generally accepted accounting principles (GAAP). For the purposes of this table EBITDA is defined as being pre-tax earnings plus net interest expenses, amortization and any charges to the impairment of fixed assets.

In the third quarter, sales grew to $10.4 million, 12,000 tonnes of new orders were received and for the first time since Q4 of 2003 the Company recorded a net income of $0.2 million ($0.01 per share), compared to a loss of $7.8 million ($0.43 per share) for the same period in 2004.

The fundamental improvements which have been made to the business are now beginning to be demonstrated in the financial results. Bennett’s focus, which included diversifying its customer base, increasing sales and productivity and reducing costs are clearly impacting the bottom line.

“This is the best quarter we have had since the end of 2003 and is as a direct result of the improvements we have made to our management and sales team, as well as business processes”, says Al Bulckaert, President and CEO. Sales for the third quarter of 2005 were $10.4 million, compared to $8.0 million in the same period a year earlier. 15,144 tonnes were processed at the Company’s Quebec facility and about 442,000 kilograms were processed at the Cornwall facility. As well, Bennett shipped close to 3,200 tonnes of non-hazardous material to non-Company owned landfill sites. Sales for the quarter can be broken down as follows: Quebec facility were approximately $8.7 million, the Cornwall facility were approximately $1.2 million, transportation of non-hazardous material to other landfill sites were $0.5 million.

While contribution margins were positive in the quarter they were negatively impacted by higher transportation and other energy related costs, however higher volumes offset these costs. Production rates were approximately 7.1 tonnes per hour in the quarter, compared to 9.1 tonnes per hour in the third quarter of 2004 and these slower production rates were related to the nature of the material being treated.

Administration and Business Development costs for the third quarter fell by 30% to $3.8 million, compared to $5.4 million for the same period a year earlier. Al Bulckaert comments that “if we removed the charge related to the shareholder class action, administrative and business development costs would have been $2.9 million in the quarter”.

For the quarter ended September 30, 2005, cash generated by operating activities amounted to $2.8 million. The principal generation of cash from operating activities was an improvement in the collection of accounts receivable. This compares to a use of cash from operating activities of $2.5 million in the third quarter of 2004.

At the end of the third quarter of 2005, the Company had cash and equivalents of $7.2 million and working capital amounted to $21.5 million.

“The Company generated a net profit of $0.2 million. We are beginning to see improvements in our financial results as a result of our focus on diversifying and building solid customer relationships, cost containment and increased productivity”, said Al Bulckaert, President and CEO.

Compliance testing for the Belledune facility will begin in the fourth quarter. Currently the facility in Belledune has approximately 6,000 tonnes of material in storage, with a requirement of only 5,000 tonnes for the compliance test.

Mr. Bulckaert added, “We ended the third quarter with approximately 9,800 tonnes in inventory and in the fourth quarter expect to process approximately 14,000 tonnes at our Quebec facility, 5,000 tonnes at the Belledune facility for the compliance test and we expect to exit the fourth quarter with a soil backlog.”

Discussions and consultations are ongoing with Quebec’s Ministry of Sustainable Development, Environment and Parks with regard to the Pre Order that was issued in September 2004.

In addition, the resolution of several issues, namely:

•	the Minister of the Environment’s abandonment of the Federal Government’s Appeal on the Transboundary Effects of the Belledune Facility (which was struck down by the Federal Court of Appeals); and

•	the settlement in principle of the shareholder class action dispute;

will go a long way to allow Bennett Environmental to focus on its business and operations, and removes a degree of uncertainty that has surrounded the Company for the past 15 months.

Operating Results for the Nine months ended September 30, 2005

The consolidated net loss for the nine months ended September 30, 2005 was $4.8 million, compared to a loss $10.3 million for the same period in 2004. In the first nine months of 2005, the Company processed approximately 29,000 tonnes of soil and other materials, compared to approximately 44,500 tonnes in the same period a year earlier.

Contribution margins in the first nine months of 2005 were approximately $6.3 million, compared to $1.9 million in the same period a year earlier. On a per tonne basis, contribution margins were approximately $219 per tonne compared to $43 in the same period a year earlier.

Bennett will hold its conference call on Wednesday, November 2, 2005 at 2:00 p.m. EST.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America. Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert, Andy Boulanger or Michael McSweeney at the Oakville office at (905) 339-1540.

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at September 30, 2005 with comparative figures as at December 31, 2004

	September 30 2005	December 31 2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$7,183,242	$15,180,060
Accounts receivable	14,846,698	14,316,648
Deferred costs	1,057,748	331,709
Income Tax Receivable	4,009,234	3,417,204
Note Receivable	165,000	315,000
Prepaid expenses and other	1,173,188	1,199,871

Total Current Assets	28,435,110	34,760,492

Future Income Tax Asset	3,134,162	891,826
Property plant and equipment	47,386,625	48,920,377
Other assets	4,282,424	4,793,069
Goodwill	646,638	646,638

	$83,884,959	$90,012,402

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$4,991,167	$6,646,005
Deferred revenue	726,523	661,557
Current portion of other long-term debt	1,191,748	1,218,405

	6,909,438	8,525,967

Other long-term debt	1,053,379	1,483,045

Shareholders’ equity
Share capital	67,997,683	67,644,681
(Common shares outstanding 21,573,440 (2004 – 21,415,940)
Contributed surplus	2,005,689	1,595,205
Retained earnings	5,918,770	10,763,504

	75,922,142	80,003,390

	$83,884,959	$90,012,402

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings (unaudited)
(Expressed in Canadian dollars)
For the Three and Nine-Month Periods Ended September 30, 2005 with comparative figures for September 30, 2004

	9 months ended		3 months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Sales	$20,473,224	$20,804,810	$10,396,117	$7,967,983
Expenses
Operating costs	14,129,501	18,929,455	5,279,858	9,619,609
Administration and business development	10,418,936	11,251,426	3,800,983	5,422,654
Amortization	3,515,055	1,916,935	1,087,864	635,211
Foreign exchange	357,263	37,177	226,482	112,317
Loss from asset impairment	—	4,343,979	—	4,343,979
Interest expense	128,551	71,978	50,178	23,677

	28,549,306	36,550,950	10,445,365	20,157,447

Loss before undernoted	(8,076,082)	(15,746,140)	(49,248)	(12,189,464)
Gain on investment	175,000	—	—	—
Interest and other income	292,882	438,468	78,438	188,391

(Loss) income before income taxes	(7,608,200)	(15,307,672)	29,190	(12,001,073)
Income tax (recovery) expense
Current	(520,680)	(3,569,375)	(291,389)	(2,309,079)
Future	(2,242,786)	(1,455,352)	138,091	(1,894,312)

	(2,763,466)	(5,024,727)	(153,298)	(4,203,391)

(Loss) income for the period	(4,844,734)	(10,282,945)	182,488	(7,797,682)
Retained earnings, beginning of period	10,763,504	29,298,743	5,736,282	26,813,480

Retained earnings, end of period	$5,918,770	$19,015,798	$5,918,770	$19,015,798

Basic earnings per share	(0.22)	(0.56)	0.01	(0.43)

Diluted earnings per share	$(0.22)	$(0.56)	$0.01	$(0.43)

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows (unaudited)
(Expressed in Canadian dollars)
For the Three and Nine-Month Periods Ended September 30, 2005 with comparative figures for September 30, 2004

	9 months ended		3 months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
CASH PROVIDED BY (USED IN):
Operations
Loss for the period	$(4,844,734)	$(10,282,945)	$182,488	$(7,797,682)

Items not involving cash
Amortization	3,515,055	1,916,935	1,087,864	635,211
Equity investment loss	—	128,193	—	61,593
Loss from asset impairment	4,017	—	4,684	—
Stock-based compensation	410,484	489,948	99,079	151,830
Gain on investments	(175,000)	—	—	—
Write down of investments	—	(47,380)	—	(47,380)
Loss from asset impairment	—	4,343,979	—	4,343,979
Future income taxes (recovery)	(2,242,786)	(1,455,352)	138,091	(1,894,312)
Change in non-cash operating working capital
Accounts receivable	(530,050)	7,065,349	1,173,997	901,242
Note receivable	150,000	(300,000)	150,000	(300,000)
Deferred costs	(726,039)	—	(711,767)	—
Prepaid expenses and other	26,683	(650,831)	697,111	339,925
Work-in-progress	—	151,893	—	37,973
Accounts payable and accrued liabilities	(1,654,838)	(2,398,365)	859,677	3,395,309
Income taxes receivable/payable	(592,030)	(6,531,007)	(141,114)	(2,333,787)
Deferred revenue	64,966	(814,409)	(757,774)	—

	(6,594,272)	(8,383,992)	2,782,336	(2,506,099)

Investments:
Proceeds on disposal of investments	175,000	—	—	—
Proceeds on disposal of capital assets	108,355	—	43,355	—
Purchase of capital assets	(1,418,658)	(23,982,053)	(133,958)	(5,661,662)
Increase in license, permits and other assets	(163,922)	(1,143,454)	(52,091)	(389,410)

	(1,299,225)	(25,125,507)	(142,694)	(6,051,072)

Financing:
Repayments of long-term debt	(456,323)	(111,910)	(146,406)	(2,951)
Issuance of common shares net of share issue Costs	353,002	26,642,180	360,675	226,762

	(103,321)	26,530,270	214,269	223,811

Increase (decrease) in cash and cash equivalents	(7,996,818)	(6,979,229)	2,853,911	(8,333,360)
Cash and cash equivalents, beginning of period	15,180,060	12,586,353	4,329,331	13,940,484

Cash and cash equivalents, end of period	$7,183,242	$5,607,124	$7,183,242	$5,607,124

See accompanying notes to interim consolidated financial statements.